SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

21 October 2015

Directorate update

Prudential plc ("Prudential") today announces the departure of Jackie Hunt as Chief Executive, Prudential UK & Europe, with immediate effect, and the appointment of John Foley as her interim successor.

Mr Foley, Group Investment Director, will fill the role alongside his current duties until a permanent successor is announced in due course.

Mike Wells, Group Chief Executive, said: "I would like to thank Jackie for the contribution she has made during a period of radical change in the UK marketplace. She leaves our UK life business in a strong position to continue to meet our customers' long-term savings and retirement needs while delivering valuable returns for our shareholders. I am also delighted that we have someone with the experience and expertise of John Foley to take the business forward until a permanent successor is appointed."

Paul Manduca, Chairman, said: "Jackie has been an important asset to the Group during her time at Prudential, navigating our UK business through a time of significant change. The business is in good shape, and on behalf of the Board I would like to wish her well for the future."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Notes to Editors:

About John Foley
John William Foley joined Prudential as Deputy Group Treasurer in 2000, before being appointed Managing Director, Prudential Capital, and Group Treasurer in 2001. He was appointed Chief Executive, Prudential Capital, and to the Group Executive Committee in 2007. In 2010, Mr Foley was appointed Group Chief Risk Officer and joined the Prudential plc Board. In 2013 he was appointed to the new role of Group Investment Director, leaving the Board but remaining a member of the Group Executive Committee. As Group Investment Director, he is responsible for ensuring stronger Group oversight of financial investments. Prior to joining Prudential, he spent three years with National Australia Bank as General Manager, Global Capital Markets. John began his career at Hill Samuel & Co. Limited where, over a 20-year period, he worked in every division of the bank, culminating in senior roles in risk, capital markets and treasury of the combined TSB and Hill Samuel Bank. Age 58

Regulatory disclosures
Save as disclosed above, there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. There are no other matters that need to be brought to the attention of shareholders of Prudential.

About Prudential plc
Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups serving around 25 million insurance customers, and has £505 billion of assets under management (as at 30 June 2015). Prudential plc is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of continuing designation as a global systemically important insurer; the impact of competition, economic growth, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading in its most recent annual report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20F filed with the US Securities and Exchange Commission.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 October 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/Alan F. Porter

Alan F. Porter
Group Company Secretary